ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 8, 2024	Nicholas M. Coppola T +1 212 596 9490 nicholas.coppola@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re:	DoubleLine ETF Trust (the “Registrant”) with respect to DoubleLine Multi-Sector Income ETF (the “Fund”), File Nos. 333-260030 and 811-23746

Dear Ms. Browning:

This letter is being filed to respond to the telephonic comments received from you on October 17, 2024, regarding the Staff of the Securities and Exchange Commission’s (the “Staff”) review of Post-Effective Amendment No. 9 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission on September 6, 2024. The Staff’s comments are summarized herein to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 10 to the Registration Statement, which the Registrant expects to be filed on or about November 19, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

* * * * * *

Prospectus

Prospectus Summary—Investment Objectives

1.

Comment: If the Fund will provide shareholders with prior notice regarding a change to the Fund’s investment objectives, please provide disclosure in the appropriate place and include the amount of advance notice that will be given.

Response: The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval but does not require disclosure of a notice requirement or notice period. Accordingly, the Registrant notes that the following disclosure appears under “Additional Information About Principal Investment Strategies and Principal Risks—Investment Objectives”: “The Fund’s investment objectives described in the Fund Summary section are non-fundamental, which means the Fund may change its investment objectives without shareholder approval or prior notice.”

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Prospectus Summary—Fee Table

2.	Regarding the Fee Table,

a.	Comment: Please provide the Staff with a completed fee table and expense example.

Response: Please see Appendix A attached hereto.

b.

Comment: The Staff notes the second sentence in the preamble to the Fee Table is neither permitted nor required by Form N-1A and should be removed. The Staff would not object to a footnote explanation by the management fee line item and more fulsome disclosure of the unitary fee structure in Item 10. Please ensure that the Item 10 disclosure is a detailed discussion of what the unitary fee includes in totality.

Response: The Registrant will remove the above-mentioned sentence from the preamble to the Fee Table (see Appendix A attached hereto). The Registrant will also ensure that the Item 10 disclosure reflects a discussion of the Fund’s advisory fee structure.

c.

Comment: The Staff notes that there is no acquired fund fees and expenses (“AFFE”) line item in the fee table. The Fund’s Item 4 disclosure indicates the Fund may invest in other funds. To the extent the Fund has estimated AFFE, please confirm that the estimate of AFFE does not exceed 1 basis point of the Fund’s average net assets and is included in the Fee Table under “Other Expenses.” If, however, the estimated AFFE exceeds 1 basis point of the Fund’s average net assets, please include a separate sub-caption line item for such expenses in the fee table. See Form N-1A, Item 3, Instructions 3(f)(i) and (3(f)(iv).

Response: Although the Fund reserves the ability to invest in other registered investment companies, from time to time, the Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required.

d.

Comment: The Staff notes that Item 4 discusses the Fund’s use of short sales as part of the Fund’s principal investment strategies. Please confirm to the Staff that the estimate of “Other Expenses” in the Fee Table includes the estimated costs of engaging in short sales (dividend expenses). Alternatively, if the Fund will engage materially in short sales, the Fund may add estimated costs of engaging in short sales as a sub-caption under “Other Expenses.”

Response: The Registrant confirms that the Fund’s estimated costs of engaging in short sales, if any, will be reflected in “Other Expenses” as required by Form N-1A.

e.

Comment: The Staff notes that the disclosure regarding the Fund’s investment advisory agreement in the preamble to the Fee Table does not align with the disclosure on page 51 of the Prospectus. Please revise the disclosure on page 51 as necessary.

Response: The Registrant will make the requested revisions.

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Prospectus Summary—Principal Investment Strategies

3.

Comment: Please note that Item 4(a)(1) of Form N-1A requires the Registrant to identify the Fund’s principal investment strategy, including the types of securities in which the Fund will principally invest. The Staff notes that the Fund’s Item 4 disclosure includes several phrases indicating or suggesting that the Fund has not summarized its principal investment strategies in full. For example, these phrases include “for example,” “may invest,” “expects to invest,” and “may include, among other factors.” The Staff respectfully requests that the Registrant delete these phrases and confirm that the Fund fully describes its principal investment strategies and the securities it will principally invest in.

Response: The Registrant confirms that all principal investment strategies will be described in accordance with the requirements of Form N-1A. With respect to disclosing the types of investments the Fund may invest in, the Registrant respectfully declines to remove uses of the phrase “for example” and similar phrases in the Registration Statement. As the Fund will be allocating and re-allocating its assets across various sectors within the fixed income markets, the Registrant believes that the use of such phrases provides the Fund’s shareholders with notice regarding the universe of income-producing instruments in which the Fund may invest from time to time and potential allocation to such instruments, which may change over time. Additionally, as discussed in the Prospectus, the Fund’s portfolio managers are adopting a controlled risk approach to managing the Fund’s portfolio, which involves evaluating various factors that may change over time in order to attempt to control the principal risk components of the fixed income markets.

4.	Comment: The second sentence in the first paragraph under “Principal Investment Strategies” uses the phrase “fixed income universe.” Please clarify what is meant by “fixed income universe.”

Response: The Registrant will revise the above-mentioned disclosure as follows:

The Fund seeks to achieve its investment objectives by active asset allocation among various ~~market~~ sectors within the fixed income ~~universe~~ markets and security selection within the selected ~~market~~ sectors.

5.

Comment: The third sentence in the first paragraph under “Principal Investment Strategies” mentions “investment grade corporate debt securities.” Based on the Fund’s Item 4 disclosure, the Fund does not appear to have any restrictions with respect to credit quality ratings, including no restrictions with respect to instruments rated as “junk bonds” or those that the Adviser appears to be of comparable quality. The Staff believes that this disclosure highlighting a focus on “investment grade” may be confusing and possibly misleading in light of the Fund’s lack of restrictions on credit quality ratings. Please delete the reference to “investment grade.”

Response: See responses to Comment 3 and Comment 9.b. The Registrant respectfully notes the cited disclosure references “high yield corporate debt securities” immediately after “investment grade corporate debt securities” among other sectors, and that these are among the sectors of the fixed income markets among which the Fund will allocate and re-allocate its assets.

6.	Comment: Please harmonize the Fund’s disclosure regarding investments in CLOs and CDOs in the Registration Statement.

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Response: The Registrant agrees to review the Fund’s disclosures and revise applicable disclosure in the Registration Statement as necessary.

7.

Comment: The Staff notes the SAI appears to discuss principal investment strategies and risks. To the extent the Fund has principal investment strategies and risks disclosed in the SAI, please confirm that they are either disclosed in Item 4 and 9 or revise accordingly.

Response: The Registrant so confirms.

8.

Comment: To the extent that the Fund invests in below investment grade CDOs, CMOs, non-agency MBS, non-agency ABS, non-traded closed-end funds, non-traded REITs, non-traded BDCs, unrated or distressed debt securities, litigation financing securities, and distressed and defaulted securities, please disclose the upper limit on the Fund’s investments in below investment grade for these instruments. If the Fund has no upper limit, please confirm to the Staff how much of the Fund’s assets are expected to be invested in each of the above instruments. Based on the Registrant’s response, the Staff may have additional comments.

Response: The Registrant respectfully notes that the fourth paragraph under “Principal Investment Strategies” discloses that the Fund may invest without limit in securities rated below investment grade or in unrated securities judged by the Adviser to be of comparable quality and declines to make changes in response to this comment.

9.	The fifth paragraph under “Principal Investment Strategies” refers to “Corporate bonds and certain other fixed income instruments rated below investment grade . . .”

a.	Comment: Please clarify in plain English what the “certain other fixed income instruments” refers to.

Response: The Registrant will revise the above-mentioned disclosure as follows:

. . . ~~certain~~ any other fixed income instrument.

b.

Comment: Please revise this disclosure to make it clear that the Fund may invest in junk bonds without limitation, or otherwise make clear the Fund’s policy with respect to investing in junk bonds or below investment grade bonds.

Response: The Registrant respectfully notes that the fourth paragraph under “Principal Investment Strategies” discloses that the Fund may invest without limit in securities rated below investment grade and declines to make changes in response to this comment.

10.

Regarding the seventh paragraph under “Principal Investment Strategies,” the Staff notes that the Fund appears to be able to invest principally without limitation in both foreign and domestic issuers and without limitations with respect to the types of fixed-income securities and equity securities issued by foreign and domestic issuers.

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a.

Comment: The Staff notes the reference to “foreign securities (corporate and government, including foreign hybrid securities).” Please indicate the types of foreign instruments the Fund will invest and any related limitations. Please also define “foreign hybrid security” (no objection to adding such definition in Item 9) and include attendant risks.

Response: See response to Comment 3. The Registrant will separately add the following definition for foreign hybrid securities to Item 9:

. . . foreign securities (corporate and government, including foreign hybrid securities (i.e., foreign securities that have a combination of debt and equity characteristics))

b.	Comment: Please disclose how the Fund defines the term “foreign issuer” (no objection to adding such definition in Item 9).

Response: The Registrant will add the following disclosure to Item 9:

A foreign issuer is any issuer which is a foreign government, a national of any foreign government or a corporation or other organization incorporated or organized under the laws of any foreign country.

c.	Comment: Please add disclosure to Item 4 indicating that the Fund may invest in securities denominated in both U.S. dollars and foreign currencies.

Response: The Registrant confirms that the Fund intends to invest as a matter of its principal investment strategies in securities denominated only in U.S. dollars and will remove references to foreign currencies from its Item 4 and 9 disclosures.

11.	Regarding the seventh paragraph under “Principal Investment Strategies,”

a.	Comment: Please clarify in plain English what “other fixed income and income producing instruments” includes.

Response: See response to Comment 3.

b.	Comment: Please define “private sector entities.”

Response: The Registrant will revise the below disclosure in Item 4 and Item 9 as follows:

Income-producing instruments include but are not limited to bonds, debt securities and other fixed income and income-producing instruments of any kind issued or guaranteed by governmental or non-governmental (including private sector issuers) ~~private sector~~ entities.

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c.

Comment: Please define “cash and cash equivalents” and how they differ from the instruments included in clause (xvi). With respect to the Fund’s investments in cash, please disclose how the Fund will achieve its investment objectives by investing in cash and cash equivalents.

Response: The Registrant will revise the above-mentioned disclosure as follows:

(xv) custodial receipts, and cash ~~and cash equivalents~~; (xvi) short-term, high quality investments, including, for example, commercial paper, bankers’ acceptances, certificates of deposit, bank time deposits, repurchase agreements, and investments in money market mutual funds or similar pooled investments;

See also the response to Comment 3.

d.	Comment: In clause (xvi), please clarify the reference to “similar pooled investments.”

Response: The Registrant will revise the above-mentioned disclosure as follows in Item 9:

. . . (xvi) short-term, high quality investments, including, for example, commercial paper, bankers’ acceptances, certificates of deposit, bank time deposits, repurchase agreements, and investments in money market mutual funds or similar pooled investments (e.g., pooled short term cash management vehicles that do not operate as money market funds);

12.

The first sentence of the eighth paragraph under “Principal Investment Strategies” states: “The Fund may enter into derivatives transactions and other instruments of any kind for hedging purposes or otherwise to gain, or reduce, long or short exposure to one or more asset classes or issuers.”

a.	Comment: Please specify what “other instruments” the Fund may invest in and add appropriate risk disclosure.

Response: The Registrant will revise the above-mentioned disclosure as follows:

The Fund may enter into derivatives transactions ~~and other instruments of any kind~~ for hedging or speculative purposes ~~or otherwise~~ to gain, or reduce, long or short exposure to one or more asset classes or issuers.

b.

Comment: Please also confirm whether “or otherwise” means that the Fund may invest in derivatives for speculative purposes. If so, please state that in plain English and include attendant risk disclosure.

Response: See above response.

13.

Comment: Please specify what derivatives will be used for the Fund’s 80% basket. Please note that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most

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important means of achieving its objectives and that it anticipates will have a significant affect on its performance. Disclosure should not be generic, including related risk disclosure associated with each derivative type. See the July 30, 2010, letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies. (the “Derivatives Disclosure Letter”)

Response: The Registrant has reviewed the derivatives disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with the above-referenced letter. See also response to Comment 3.

14.

Comment: The last sentence of the eighth paragraph under “Principal Investment Strategies” states: “The Fund may incur costs in implementing duration management strategies, and there can be no assurance that the Fund will engage in duration management strategies or that any duration management strategy employed by the Fund will be successful” (emphasis added). The Staff believes the highlighted language suggests that duration management is not a principal investment strategy of the Fund. If it is not a principal investment strategy, please remove this language from Item 4. It may appear in Item 16 disclosure.

Response: The Registrant will revise the above-mentioned disclosure as follows:

The Fund may incur costs in implementing duration management strategies, and there can be no assurance that ~~the Fund will engage in duration management strategies or that~~ any duration management strategy employed by the Fund will be successful.

15.

Comment: The tenth paragraph under “Principal Investment Strategies” states: “The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls), which may create investment leverage” (emphasis added). Please clarify in plain English what “a series of purchase and sale contracts” refers to and include attendant risks. Based on the Registrant’s response, the Staff may have additional comments.

Response: The Registrant will revise the above-mentioned disclosure as follows:

The Fund may seek to obtain market exposure to the securities in which it primarily invests ~~by entering into a series of purchase and sale contracts or~~ by using ~~other~~ investment techniques (such as buy backs or dollar rolls)~~, which~~ that may create investment leverage.

16.

The eleventh paragraph under “Principal Investment Strategies” states: “The Fund may pursue its investment objectives and obtain exposures to some or all of the asset classes described above by investing in other investment companies, including, for example, other open-end or closed-end investment companies and ETFs, including other DoubleLine funds. The amount of the Fund’s investment in certain investment companies may be limited by law or by tax considerations.”

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a.

Comment: Please clarify whether the Fund will invest in leveraged or inverse ETFs that in effect provide a return that is a multiple of an index. If so, please disclose this strategy and disclose the maximum amount that the Fund may invest in such ETFs. Based on the Registrant’s response, the Staff may have additional comments.

Response: The Registrant confirms that the Fund does not expect to invest in leveraged or inverse ETFs as part of its principal investment strategy.

b.

Comment: With respect to Fund’s ability to invest in underlying registered investment companies, please confirm that the Fund will consider the investments of the underlying funds in which it invests when determining compliance with the Fund’s 80% policy.

Response: The Registrant will revise the below disclosure in Item 9 under “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies—DoubleLine Multi-Sector Income ETF” as follows:

The Fund may pursue its investment objectives and obtain exposures to some or all of the asset classes described above by investing in other investment companies, including, for example, other open-end or closed-end investment companies and ETFs, including investment companies sponsored or managed by the Adviser or its related parties. The amount of the Fund’s investment in certain investment companies may be limited by law or by tax considerations. When determining compliance with its 80% policy, the Fund will consider the underlying investments of any investment companies in which it invests, to the extent the Fund deems practicable.

Prospectus Summary—Principal Risks

17.

Comment: The Staff notes that the Item 4 risks should correlate to Item 4 strategy. Please confirm they correlate or revise accordingly. When addressing a risk, please do so in a manner specific to the Fund’s operations and not in a generalized manner.

Response: The Registrant so confirms.

18.

Comment: The Staff notes that the principal risks are alphabetized. Please re-order in order of importance with the risks that are most likely to affect the Fund’s yield and total return first. The Staff would not object to alphabetizing risks after listing the most important risks first. See ADI 29-08.

Response: The Fund respectfully declines to make the requested change at this time. The Fund believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

19.	Comment: Regarding “financial services risk,” if the Fund intends to invest in financial services, please disclose such investment in the Prospectus.

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Response: The Registrant will revise the second paragraph under “Principal Investment Strategies” in Item 4 as follows:

The Adviser expects to allocate the Fund’s assets in response to changing market, financial, economic, and political factors and events that the Fund’s portfolio managers believe may affect the values of the Fund’s investments. The allocation of the Fund’s assets to different sectors and issuers will change over time, sometimes rapidly, and the Fund may invest without limit in a single sector or a small number of sectors within the fixed income markets. The Fund expects to have exposure to the financial services sector through its investments in the various sectors of the fixed income markets.

20.	Comment: Regarding “investment company and exchange-traded fund risk,”

a.	The last sentence of this risk factor discusses potential conflicts of interest faced by the Adviser. Please disclose the consequences of such conflicts of interest to shareholders.

Response: The Registrant will revise the above-mentioned risk as follows:

investment company and exchange-traded fund risk: the risk that an investment company or other pooled investment vehicle, including any ETFs or money market funds, in which the Fund invests will not achieve its investment objective or execute its investment strategies effectively or that significant purchase or redemption activity by shareholders of such an investment company might negatively affect the value of its shares. The Fund’s shareholders will indirectly bear the ~~must pay its~~ pro rata portion of an investment company’s fees and expenses. To the extent the Adviser determines to invest Fund assets in other investment companies, the Adviser will have an incentive to invest in other investment vehicles sponsored or advised by the Adviser or a related party of the Adviser over investment companies sponsored or managed by others and to maintain such investments once made due to its own financial interest in those products and other business considerations. A decision to invest in other investment companies sponsored or advised by the Adviser or a related party of the Adviser involves a conflict of interest because any such investment may benefit the Adviser directly or indirectly, including, for example, by affecting the fees the Adviser or its related parties earns from providing services to the other DoubleLine fund or by providing scale to such other DoubleLine fund that the Adviser or its related parties service or sponsor.

b.

Comment: The Staff notes the following disclosure: “The Fund must pay its pro rata portion of an investment company’s fees and expenses.” Please include disclosure that the shareholders ultimately bear those fees and expenses. If the Fund will waive expenses for investments in affiliated funds, please also include such disclosure. If the Fund will invest in funds with multiple share classes, please confirm that Fund will invest in least expensive share class, or explain why not.

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Response: See above response. The Registrant also respectfully notes that page 13 of the SAI contains the following disclosure: “If the Fund invests in other DoubleLine funds, the Adviser will waive its advisory fee in an amount equal to the advisory fees paid to the Adviser or a related party by other DoubleLine funds and other investment companies in respect of Fund assets so invested.” Finally, the Registrant supplementally confirms that the Fund will invest in the least expensive underlying fund class for which it is eligible.

Prospectus—Additional Information About Principal Investment Strategies and Principal Risks

21.

Comment: Certain of the strategies and risk disclosure merely repeat or are substantively identical to information included the summary disclosure. Please consider revising or deleting disclosure so that it is not merely repetitive. In this regard, Form N-1A provides that Item 4 should be a summary of the information required by Item 9, and that information provided in response to Items 2 through 8 need not be repeated elsewhere. To the extent that the Item 9 disclosure includes strategies and risks that are not summarized in Item 4, (e.g., engaging in borrowing, reverse repos, bank loans) please rectify so that they correlate, with Item 4 disclosure summarizing the more detailed information in Item 9.

Response: The Registrant agrees to review the Fund’s disclosures in response to Item 9 of Form N-1A and revise applicable disclosure in the Registration Statement as necessary.

22.

Comment: Regarding the first paragraph following the heading “Other Information Regarding Principal Investment Strategies,” it is not clear why there is a generalized discussion of borrowings. If the Fund will engage in borrowing as part of its principal investment strategies, please summarize in Item 4 the Fund’s policy with respect to engaging in borrowing. If the Fund’s borrowing will not be principal, then this generalized disclosure should be in the SAI pursuant to Item 16. If the Fund will not borrow at all, then please remove the disclosure.

Response: The Registrant will delete the discussion regarding borrowings in the above-mentioned paragraph.

SAI

23.

Comment: Regarding the Fund’s seventh fundamental investment policy (regarding concentration), please clarify the Fund’s ability to concentrate in a group of industries. The Staff would not object to adding clarification in a footnote.

Response: See response to Comment 26.

24.

Comment: Please add disclosure in an appropriate location that the Fund will consider the holdings of underlying investment companies for purposes of determining compliance with its investment concentration policy.

Response: See response to Comment 26.

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25.

Comment: Please confirm supplementally that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the asset and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining compliance with its concentration policy.

Response: The Registrant so confirms.

26.

Comment: Regarding the sentence, “Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry, and therefore the 25% concentration restrictions noted above do not apply to such securities,” please note that the Staff believes that the Fund’s position as currently worded conflicts with section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe it is consistent with Section 13 of the 1940 Act to categorically exclude investments in ABS and MBS because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment other that government securities, domestic bank instruments, or tax exempt instruments issued by governments or political subdivisions, excluding municipal securities, is an investment in an industry or group of industries. Please either delete this sentence or revise to state that only government issued ABS and MBS do not represent interests in a particular industry or group of industries.

Response: In response to the Staff’s comment, the Registrant will make the following change; however, the Registrant maintains its view that neither MBS nor ABS should be considered an “industry” for purposes of a Fund’s concentration policy, but acknowledges that the Staff takes the position that such instruments, unless government-issued, must be considered when determining a portfolio’s industry concentration.

For purposes of applying the terms of the Fund’s fundamental policy regarding industry concentration above, the Adviser will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each issuer of securities in which the Fund invests. As a general matter, the Fund considers an industry to be a group of companies whose principal activities, products or services offered give them a similar economic risk profile vis à vis issuers active in other sectors of the economy. The definition of what constitutes a particular industry is therefore an evolving one, particularly for issuers in industries that are new or are undergoing rapid development. Some issuers could reasonably fall within more than one industry category. For example, some companies that sell goods over the Internet (including issuers of securities in which the Fund may invest) were initially classified as Internet companies, but over time have evolved into the economic risk profiles of retail companies. The Adviser will use its reasonable efforts to assign each issuer to the category which it believes is most appropriate. In making such determinations, the Adviser will not consider direct or indirect investments in borrowings related to real estate markets (including pooled instruments) to constitute concentration in a particular real estate industry or group of real estate industries. There is no limit on the Fund’s ability to invest in any group of industries, and the Fund may invest in groups

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of industries to the extent deemed advisable by the Adviser. ~~Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry, and therefore the 25% concentration restrictions noted above do not apply to such securities.~~ The Fund will consider, to the extent practicable, the holdings of investment companies in which the Fund invests for purposes of determining compliance with the Fund’s concentration policy.

27.

Comment: The Staff notes that the section following the heading “Responsible Investing Considerations” discusses investments in emerging markets but the Fund’s prospectus is silent with respect to emerging market securities. The Staff further notes that the SAI text appears to suggest that all that is disclosed is part of the Fund’s principal investment strategies or risks. If investments in emerging markets are a principal investment strategy, revise Item 4 and Item 9 to disclose that.

Response: See response to Comment 7.

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Please do not hesitate to contact me at (212) 596-9490 if you have any comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Nicholas M. Coppola

Nicholas M. Coppola

cc:	Ronald R. Redell

Carolyn Liu-Hartman, Esq.

Jeremy C. Smith, Esq.

Michelle Huynh, Esq.

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the fee table or example below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	$50
3 Years	$157